SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON FEBRUARY 02, 2010

Date, Time and Place: February 02, 2010, at 04:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo, SP (“Company”). Attendance: All the members of the Board of Directors of the Company. Call Notice: Waived, due to the attendance of all the members of the Board of Directors. Chairmanship of the Meeting: Chairman: Mr. Constantino de Oliveira Júnior, Secretary: Mr. Henrique Constantino. Agenda: To pass a resolution about the following items: (i) approval of the Company’s Strategic Plan; (ii) approval of the Company’s Business Plan; and (iii) ratification of the number of options granted for 2010, as well as of the proposal for amendment to the Company’s Stock Purchase Option Plan, approved on December 09, 2004, as amended (“Option Plan”), in relation to the granting and vesting criteria; and (iv) homologation of the increase of capital of the Company, as a result of the exercise of stock purchase options, pursuant to the Options Plan. Resolutions made: After the necessary presentations were made and the required explanations were provided, the following resolutions were passed by unanimous vote: (i) approval of the Company’s Strategic Plan for fiscal year 2010, the original copy of which, initialed by the chairman and the secretary of the meeting, will be filed at the Company’s head-office; (ii) approval of the Company’s Business Plan up to year 2020, the original copy of which, initialed by the chairman and the secretary of the meeting, will be filed at the Company’s head-office; (iii) ratification of the granting, by the Personnel Management Committee, of two million, six hundred and seventy-two thousand, seven hundred and forty-six (2,672,746) stock purchase options for year 2010, as well as of the following amendments to the Option Plan: item 4, as regards the granting criteria, in special, the number of options applicable to each category, and item 5, in relation to the vesting period, which amendments shall be submitted to the next General Shareholders’ Meeting of the Company, for approval; and (iv) homologation of the increase of the capital stock of the Company, within the limit of the authorized capital in the amount of five hundred and forty thousand, two hundred and forty-one reais and thirty-eight cents (R$ 540,241.38), upon issuance of fifty-two thousand, one hundred and eighty-two (52,182) preferred shares, all of them registered and with no face value, as a result of the exercise of stock purchase options granted within the scope of the Options Plan. Consequently, the capital stock of the Company was increased to two billion, one hundred and ninety-five million, ninety-nine thousand, five hundred and seventy-nine reais and eighty-nine cents (R$ 2,195,099,579.89), represented by two hundred and sixty-five million, three hundred and thirty one thousand, seven hundred and twenty (265,331,720) shares, of which one hundred and thirty-three million, one hundred and ninety-nine thousand, six hundred and fifty-eight (133,199,658) are common shares and one hundred and thirty-two million, one hundred and thirty two thousand and sixty-two (132,132,062) are preferred shares, all of them registered and without face value. The shares now issued are identical to the shares already existing and, under the terms of the Option Plan, they will be entitled to same rights attached to the other shares of the same type, including receipt of dividends and interest on the own capital: (a) approval of the exclusion of the preemptive rights of the current shareholders of the Company upon subscription of new preferred shares, in conformity with the provisions in Article 171, paragraph three, of the Joint-Stock Companies Act. (“Lei das SAs”); (b) the total issuance price was fixed at five hundred and forty thousand, two hundred and forty-one reais and thirty-eight cents (R$ 540,241.38) . Adjournment of the Meeting and Drawing-up of the Minutes: The floor was offered to anyone who might wish to use it and, since nobody did so, the meeting was adjourned for the necessary time for these minutes to be drawn-up. Upon reopening of the meeting, these minutes were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the minutes which were drawn-up in the proper book.

São Paulo, February 02, 2010.

Constantino de Oliveira Júnior Chairman	Henrique Constantino Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:February 02, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.